UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero

Surco, Lima

Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

In accordance with the provisions of Article 30 of the Consolidated Text of the Securities Market Law, approved by Supreme Decree No. 020-2023-EF (the “Law”), and the Regulation on Material Events and Confidential Information, approved by SMV Resolution No. 005-2014-SMV/01 (the “Regulation”), we hereby announce that, according to the information we have received, the majority shareholders of Inversiones ASPI S.A., and Holcim Ltd. have entered into a Share Purchase Agreement, subject to certain conditions precedent. This is an agreement for the sale of 99.99% of the shares of Inversiones ASPI S.A., a holding company of the Hochschild Group, which owns 50.01% of the share capital of Cementos Pacasmayo S.A.A. (the “Company”), in favor of the Swiss corporation Holcim Ltd. (the “Holcim Group”), under the terms and conditions set forth in said contract (the “Transaction”).

According to the press release prepared by the Company, which will be published shortly, the valuation of S/5,100 MM was made at a multiple of nine times EBITDA, based on the twelve-month period ending in September 2025, which marked a historic record for the Company. This transaction provides high profitability for shareholders, as it offers a significant premium over the Company’s current market capitalization.

The execution and closing of the Transaction are subject to obtaining the corresponding regulatory approvals, which we estimate will be obtained during the first half of 2026, as well as compliance with certain conditions precedent established in the share purchase agreement, including the prior authorization of the National Institute for the Defense of Competition and the Protection of Intellectual Property (INDECOPI), in accordance with the provisions of Law No. 31112 and its regulations.

In this regard, we wish to clarify that, as of the date of this communication, the transfer of ownership of the shares representing the share capital of Inversiones ASPI S.A. to the Holcim Group or any of its affiliates has not yet taken place. This will be duly communicated to the market when it occurs, in accordance with the Law and the Regulations.

Finally, we inform you that Cementos Pacasmayo S.A.A. will continue to report to the market all information that qualifies as a Material Event, in a timely manner and in accordance with applicable regulations.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ DIEGO RODA LYNCH
Name:	Diego Roda Lynch
Title:	Alternate Stock Market Representative

Date:	December 16, 2025

2